UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of August, 2018

Commission File Number 001-38079

UROGEN PHARMA LTD.

(Translation of registrant’s name into English)

9 Ha’Ta’asiya Street

Ra’anana 4365007, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On August 29, 2018, the board of directors of UroGen Pharma Ltd. approved an increase to the number of the company’s ordinary shares, par value NIS 0.01 per share, reserved for issuance upon exercise of options under the company’s 2017 Equity Incentive Plan by 1,900,000 shares, from 1,650,167 shares to 3,550,167 shares.

Gil Hakim, UroGen Pharma Ltd.’s President, Israel Operations, will be stepping down from his position with the company effective August 31, 2018. Mr. Hakim will remain as a consultant to the company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UROGEN PHARMA LTD.

August 30, 2018	By:	/s/ Ron Bentsur
Ron Bentsur
Chief Executive Officer